                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2005

Commission File Number: 000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.    Form 20-F [ ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     NEUROCHEM INC.
August 11, 2005


                                     By: /s/ David Skinner
                                         ------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
(NEUROCHEM LOGO)                                Laval, Quebec, Canada H7V 4A7

--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:


Lise Hebert, Ph.D.                                    Tel: 1-450-680-4570
Vice President, Corporate Communications              lhebert@neurochem.com



                            NEUROCHEM REPORTS RESULTS
                        FOR SECOND QUARTER OF FISCAL 2005

NEUROCHEM WILL HOST A CONFERENCE CALL THURSDAY, AUGUST 11, 2005, AT 8:30 A.M. ET

MONTREAL, AUGUST 10, 2005 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) today announced results for the second quarter ended June 30, 2005. The Company reported a net loss of $18.7 million ($0.54 per share) for the quarter, compared to $14.1 million ($0.47 per share) for the same period the previous year. For the six-month period ended June 30, 2005, the net loss amounted to $35.7 million ($1.08 per share), compared to $23.2 million ($0.77 per share) for the same period the previous year. The increase is mainly due to research and development (R&D) expenses which amounted to $12.9 million this quarter compared to $7.0 million for the same period last year. For the six-month period, R&D expenses were $24.9 million compared to $12.6 million for the corresponding period of the previous year. The increase in expenses was primarily a result of patient recruitment activities which were concluded on schedule in June 2005 for the North American Phase III clinical trial for Alzhemed(TM), Neurochem's investigational product candidate for the treatment of Alzheimer's disease (AD), efforts performed in relation to the launch of the European Phase III clinical trial for Alzhemed(TM) later in the year, as well as the advance of the Fibrillex(TM) program for the treatment of AA Amyloidosis.

At the end of the quarter the Company reported cash, cash equivalents and marketable securities of $75.7 million, up from $29.2 million on December 31, 2004. Following the close of the quarter, Neurochem received additional proceeds of approximately $8.8 million from the exercise of warrants by Picchio Pharma Inc. (Picchio Pharma).

"Having achieved significant milestones during this past quarter, we are pleased with the progress being made with regard to the clinical development of our key products," said Francesco Bellini, Neurochem's Chairman, President and CEO. "We will initiate the filing of a NDA [New Drug Application] with the U.S. FDA [Food and Drug

Administration] for Fibrillex(TM) during the third quarter. As well, we expect to start patient recruitment in Europe in the fall for the Phase III clinical trial for Alzhemed(TM). I am proud to lead a Company of this caliber and potential, with a team so dedicated to bringing our product candidates to market," he concluded.

RECENT DEVELOPMENTS
Following the end of the quarter, Neurochem was informed that it has been included as a founding member of the NASDAQ Health Care Index, a market value weighted index containing NASDAQ-listed companies classified as "Health", "Pharmaceutical" or "Biotechnology". According to NASDAQ, the new index provides market participants with new opportunities to own shares in the Company through additional investment vehicles.

CONFERENCE CALL
Neurochem will host a conference call Thursday, August 11, 2005, at 8:30 A.M ET. The telephone numbers to access the conference call are 1-416-695-6370 or 1-877-461-2815. A replay of the call will be available until Thursday, August 18, 2005. The telephone numbers to access the replay of the call are 1-416-695-5275 or 1-866-518-1010. Please mention that you are calling for the Neurochem conference replay.

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS
The following information should be read in conjunction with the unaudited consolidated financial statements for the six-month period ended June 30, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations as well as the Annual Information Form for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS
For the three-month period ended June 30, 2005, the net loss amounted to $18,694,000 ($0.54 per share), compared to $14,072,000 ($0.47 per share) for the corresponding period last year. For the six-month period ended June 30, 2005, the net loss amounted to $35,664,000 ($1.08 per share), compared to $23,236,000 ($0.77 per share) for the same period last year.

Revenues from collaboration agreement amounted to $822,000 for the current quarter ($2,027,000 for the six-month period) and consist of the revenue earned under the agreement with Centocor, Inc. (Centocor) in respect of Fibrillex(TM). Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to the date the regulatory approvals of the investigational product candidate are anticipated. The estimated period is subject to change based on additional information that the Company may receive periodically.

Reimbursable costs revenue amounted to $213,000 for the current quarter ($657,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company does not earn any margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $12,897,000 for the current quarter ($24,862,000 for the six-month period), compared to $7,008,000 for the same period last year ($12,585,000 for the six-month period). The increase is due primarily to expenses incurred in relation to the development of Alzhemed(TM) for the North American Phase III clinical trial and preparation for the European Phase III clinical trial. For the quarter and six-month period ended June 30, 2005, R&D expenses also include costs incurred to support the on-going Fibrillex(TM) Phase II/III open-label extension study, the on-going Alzhemed(TM) Phase II open-label extension study, as well as on-going drug discovery programs.

Research tax credits amounted to $532,000 this quarter ($941,000 for the six-month period), compared to $309,000 for the corresponding period last year ($621,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is due to higher eligible expenses during the current period.

General and administrative expenses totaled $5,917,000 for the current quarter ($11,082,000 for the six-month period), compared to $4,624,000 for the same quarter last year ($8,589,000 for the six-month period). The increase is attributable to the expansion of the corporate infrastructure to support growth and higher legal fees incurred in respect of the dispute with Immtech International, Inc. (Immtech). The expansion of corporate infrastructure includes an increase in operating costs related to the facilities acquired during the second quarter of 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $213,000 for the current quarter ($657,000 for the six-month period) and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $2,292,000 for the current quarter ($3,062,000 for the six-month period), compared to $2,239,000 for the corresponding quarter last year ($2,663,000 for the six-month period). This expense relates to employee and director stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the quarter and six-month period ended June 30, 2005, stock-based compensation also includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004. Regulatory and shareholders' approval were obtained during the current quarter.

Special charges amounted to nil for the quarter and six-month period ended June 30, 2005, compared to $2,085,000 for the quarter and six-month period ended June 30, 2004, and were related to the relocation to facilities acquired from Shire Biochem Inc. in May 2004.

Depreciation and amortization amounted to $575,000 for the current quarter ($1,145,000 for the six-month period), compared to $499,000 for the same quarter last year ($867,000 for the six-month period). The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $133,000 for the current quarter ($254,000 for the six-month period), compared to $24,000 for the same quarter last year ($48,000 for the six-month period). The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in 2004.

Interest income amounted to $633,000 for the current quarter ($884,000 for the six-month period), compared to $253,000 for the same quarter last year ($575,000 for the six-month period). The increase results from higher average cash balances in the current period compared to the same period last year, due to proceeds received from the public offering in March 2005. Refer to the Liquidity and Capital Resources section for details.

Foreign exchange gains amounted to $1,406,000 for the current quarter ($1,632,000 for the six-month period), compared to $1,650,000 for the same quarter last year ($2,091,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily US dollars. The decrease is attributable to lower foreign exchange gains realized in the current quarter compared to the same period last year on the conversion of US dollars into Canadian dollars.

Other income amounted to $296,000 for the current quarter ($347,000 for the six-month period), compared to $85,000 for both the quarter and six-month period ended June 30, 2004. Other income consists of non-operating revenue, such as rental revenue.

Variable interest entities
On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc.'s shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline resulted in the consolidation in the current quarter of a share of loss in a company subject to significant influence of $824,000 ($1,579,000 for the six-month period) and non-controlling interest of $245,000 ($470,000 for the six-month period), in the Consolidated Statement of Operations.

Litigation
In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing has been scheduled by the arbitral tribunal for mid-September 2005.

Immtech has claimed monetary damages which, to date, it has estimated at between a total of US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech.


LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2005, the Company had available cash, cash equivalents and marketable securities of $75,727,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the first quarter of 2005 (as described below), net of funds used in operations and in investing activities.

On March 9, 2005, the Company completed a public offering of its common shares in the United States and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its phase III clinical programs. Net proceeds will be used to fund the clinical trials of the Company's product candidates (primarily Alzhemed(TM)), other research and development programs, advancing Fibrillex(TM), working capital and general corporate purposes.

On July 25, 2005, Picchio Pharma exercised a warrant previously issued pursuant to a July 2002 private placement, generating total proceeds to the Company of $8,764,000 and the issuance of 2,800,000 common shares from treasury.

As at July 31, 2005, the Company had 37,379,393 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,324,485 options granted under the stock option plan and 1,200,000 warrants issued and outstanding.

CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
(in thousands of Canadian dollars, except per share data)

                                           THREE-MONTH PERIOD ENDED            SIX-MONTH PERIOD ENDED
                                                     JUNE 30                           JUNE 30
                                        ------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATION           2005              2004              2005              2004
----------------------------------------------------------------------------------------------------------
                                        (unaudited)       (unaudited)       (unaudited)       (unaudited)
REVENUES:
  Collaboration agreement               $       822                 -       $     2,027                 -
  Reimbursable costs                            213                 -               657                 -
----------------------------------------------------------------------------------------------------------
                                              1,035                 -             2,684                 -
----------------------------------------------------------------------------------------------------------

EXPENSES:
  Research and development                   12,897             7,008            24,862            12,585
  Research tax credits                         (532)             (309)             (941)             (621)
  Research grants                               (10)             (110)              (19)             (229)
  General and administrative                  5,917             4,624            11,082             8,589
  Reimbursable costs                            213                 -               657                 -
  Stock-based compensation                    2,292             2,239             3,062             2,663
  Special charges                                 -             2,085                 -             2,085
  Depreciation and amortization                 575               499             1,145               867
  Interest and bank charges                     133                24               254                48
----------------------------------------------------------------------------------------------------------
                                             21,485            16,060            40,102            25,987
----------------------------------------------------------------------------------------------------------
  Net loss before undernoted items:         (20,450)          (16,060)          (37,418)          (25,987)

  Interest income                               633               253               884               575
  Foreign exchange gain                       1,406             1,650             1,632             2,091
  Other income                                  296                85               347                85
  Share of loss in a company subject
   to a significant influence                  (824)                -            (1,579)                -
  Non-controlling interest                      245                 -               470                 -
----------------------------------------------------------------------------------------------------------
  NET LOSS                             ($    18,694)     ($    14,072)     ($    35,664)     ($    23,236)
----------------------------------------------------------------------------------------------------------
  Net loss per share:
    Basic                              ($      0.54)     ($      0.47)     ($      1.08)     ($      0.77)
    Diluted                            ($      0.54)     ($      0.47)     ($      1.08)     ($      0.77)
----------------------------------------------------------------------------------------------------------

  Weighted average number of
   shares outstanding:
    Basic                                34,646,842        30,162,322        33,056,654        30,013,058
    Diluted                              36,347,525        34,907,357        35,490,532        34,736,983
----------------------------------------------------------------------------------------------------------

                                                            AT              AT
                                                          JUNE 30       DECEMBER 31
CONSOLIDATED BALANCE SHEETS                                 2005           2004
-----------------------------------------------------------------------------------
                                                        (unaudited)      (audited)

  Cash, cash equivalents and marketable securities        $ 75,727        $29,173
  Other current assets                                       6,656         20,410
-----------------------------------------------------------------------------------
  Total current assets                                      82,383         49,583
  Restricted cash                                            7,354              -
  Long-term prepaid expenses and deposits                    1,554          1,361
  Long-term investment                                       1,780          4,421
  Capital assets                                            20,704         21,083
-----------------------------------------------------------------------------------
  TOTAL ASSETS                                            $113,775        $76,448
===================================================================================

  Current liabilities                                     $ 17,790        $16,406
  Deferred revenue                                           9,278          9,772
  Long-term accrued liabilities                                116            126
  Long-term debt                                             9,475          9,450
  Non-controlling interest                                     969              -
  Shareholders' equity                                      76,147         40,694
-----------------------------------------------------------------------------------

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $113,775        $76,448
===================================================================================

(1) Condensed from the Company's unaudited consolidated financial statements.

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded. The Company is in the process of submitting a NDA for Fibrillex(TM) that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

                 Consolidated Financial Statements of
                 (Unaudited)


                 NEUROCHEM INC.



                 Periods ended June 30, 2005 and 2004

NEUROCHEM INC.
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2005 and 2004
(in thousands of Canadian dollars)




FINANCIAL STATEMENTS

     Consolidated Balance Sheets...........................................   1

     Consolidated Statements of Operations.................................   2

     Consolidated Statements of Deficit....................................   3

     Consolidated Statements of Cash Flows.................................   4

     Notes to Consolidated Financial Statements............................   6

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)

June 30, 2005 and December 31, 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

________________________________________________________________________________

                                                            June 30,             June 30,         December 31,
                                                              2005                 2005               2004
                                                            --------             --------         ------------
                                                             (US$ -               (Cdn$)             (Cdn$)
                                                             note 1)                                (Audited)
ASSETS

Current assets:
     Cash and cash equivalents                             $  61,786            $  75,727            $   7,207
     Marketable securities                                      --                   --                 21,966
     Amount receivable under collaboration agreement            --                   --                 14,443
     Sales taxes and other receivables                           425                  521                  782
     Research tax credits receivable                           1,763                2,161                1,349
     Prepaid expenses and deposits                             3,242                3,974                3,836
                                                           ---------            ---------            ---------
                                                              67,216               82,383               49,583

Restricted cash (note 3)                                       6,000                7,354                 --
Long-term prepaid expenses and deposits                        1,268                1,554                1,361
Long-term investment                                           1,452                1,780                4,421
Property and equipment                                        13,213               16,194               16,690
Patents                                                        3,680                4,510                4,393
                                                           ---------            ---------            ---------
                                                           $  92,829            $ 113,775            $  76,448
                                                           =========            =========            =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                      $   3,571            $   4,377           $    4,060
     Accrued liabilities                                       7,802                9,562                6,424
     Deferred revenue                                          2,682                3,287                4,820
     Current portion of obligations under capital leases         157                  193                  416
     Current portion of long-term debt (note 4)                  303                  371                  686
                                                           ---------            ---------            ---------
                                                              14,515               17,790               16,406

Deferred revenue                                               7,570                9,278                9,772
Long-term accrued liabilities                                     95                  116                  126
Long-term debt (note 4)                                        7,731                9,475                9,450
                                                           ---------            ---------            ---------
                                                              29,911               36,659               35,754
                                                           ---------            ---------            ---------

Non-controlling interest                                         790                  969                 --

Shareholders' equity:
     Share capital (note 5)                                  205,333              251,664              175,855
     Additional paid-in capital (note 5)                       6,959                8,529                5,765
     Deficit                                                (150,164)            (184,046)            (140,926)
                                                           ---------            ---------            ---------
                                                              62,128               76,147               40,694

Litigation (note 8)
Subsequent event (note 11)
                                                           ---------            ---------            ---------
                                                           $  92,829            $ 113,775            $  76,448
                                                           =========            =========            =========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2005 and 2004
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)
________________________________________________________________________________

                                            Three months ended                        Six months ended
                                                 June 30,                                 June 30,
                                  -------------------------------------     ------------------------------------
                                      2005         2005          2004          2005          2005         2004
                                   ---------    ---------    ----------     ---------     ---------    ---------
                                    (US$ -       (Cdn$)        (Cdn$)        (US$ -        (Cdn$)       (Cdn$)
                                    note 1)                                  note 1)
Revenues:
     Collaboration agreement
       (note 3)                    $     671    $     822    $    --        $   1,654     $   2,027    $   --
     Reimbursable costs                  174          213         --              536           657        --
                                   ---------    ---------    ----------     ---------     ---------    ---------
                                         845        1,035         --            2,190         2,684        --
                                   ---------    ---------    ----------     ---------     ---------    ---------

Expenses:
  Research and development            10,523       12,897         7,008        20,285        24,862       12,585
  Research tax credits                  (434)        (532)         (309)         (768)         (941)        (621)
  Research grants                         (8)         (10)         (110)          (16)          (19)        (229)
                                   ---------    ---------    ----------     ---------     ---------    ---------
                                      10,081       12,355         6,589        19,501        23,902       11,735
  General and administrative           4,828        5,917         4,624         9,042        11,082        8,589
  Reimbursable costs                     174          213         --              536           657         --
  Stock-based compensation
    (notes 5 (b) and 6)                1,870        2,292         2,239         2,498         3,062        2,663
  Special charges                        --           --          2,085           --            --         2,085
  Depreciation of property and
    equipment                            406          498           442           813           996          759
  Amortization of patent costs            63           77            57           122           149          108
  Interest and bank charges              109          133            24           207           254           48
                                   ---------    ---------    ----------     ---------     ---------    ---------
                                      17,531       21,485        16,060        32,719        40,102       25,987

                                   ---------    ---------    ----------     ---------     ---------    ---------
Net loss before undernoted items     (16,686)     (20,450)      (16,060)      (30,529)      (37,418)     (25,987)
                                   ---------    ---------    ----------     ---------     ---------    ---------

Investment income and other:
  Interest income                        516          633           253           721           884          575
  Foreign exchange gain                1,147        1,406         1,650         1,332         1,632        2,091
  Other income                           242          296            85           283           347           85
  Share of loss in a company
    subject to significant influence    (672)        (824)          --         (1,288)       (1,579)         --
  Non-controlling interest               200          245           --            383           470          --
                                   ---------    ---------    ----------     ---------     ---------    ---------
                                       1,433        1,756         1,988         1,431         1,754        2,751
                                   ---------    ---------    ----------     ---------     ---------    ---------
Net loss                           $ (15,253)   $ (18,694)    $ (14,072)    $ (29,098)    $ (35,664)   $ (23,236)
                                   =========    =========     =========     =========     =========    =========

Net loss per share:
  Basic                            $   (0.44)   $   (0.54)   $    (0.47)    $   (0.88)    $   (1.08)   $   (0.77)
                                   ---------    ---------    ----------     ---------     ---------    ---------
  Diluted                              (0.44)       (0.54)        (0.47)        (0.88)        (1.08)       (0.77)
                                   =========    =========     =========     =========     =========    =========

Weighted average number
  of shares outstanding:
    Basic                                      34,646,842    30,162,322                  33,056,654   30,013,058
    Effect of dilutive options and warrants     1,700,683     4,745,035                   2,433,878    4,723,925
                                               ----------    ----------                  ----------   ----------
    Diluted                                    36,347,525    34,907,357                  35,490,532   34,736,983
                                               ==========    ==========                  ==========   ==========


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)
________________________________________________________________________________

                                            Three months ended                         Six months ended
                                                 June 30,                                  June 30,
                                    -------------------------------------    ------------------------------------
                                       2005         2005          2004          2005          2005         2004
                                    ----------   ----------    ----------    ----------    ----------   ----------
                                      (US$ -       (Cdn$)        (Cdn$)        (US$ -        (Cdn$)       (Cdn$)
                                      note 1)                                  note 1)

Deficit, beginning of period:
     As previously reported         $ (134,911)  $ (165,352)   $  (97,691)    $ (114,982)  $ (140,926)    $ (86,365)
     Adjustment to reflect change
       in accounting for stock
       options (note 2 (a))               --           --            --             --            --         (2,162)
     Adjustment to reflect change
       in accounting policy for
       long-term investment
       (note 2 (b))                       --           --            --           (2,041)       (2,501)        --
                                    ----------   ----------    ----------     ----------    ----------   ----------
Deficit, beginning of period,
   as restated                        (134,911)    (165,352)      (97,691)      (117,023)     (143,427)     (88,527)

Net loss                               (15,253)     (18,694)      (14,072)       (29,098)      (35,664)     (23,236)

Share issue costs                         --           --            --           (4,043)       (4,955)        --
                                    ----------   ----------    ----------     ----------    ----------   ----------
Deficit, end of period              $ (150,164)  $ (184,046)   $ (111,763)    $ (150,164)   $ (184,046)  $ (111,763)
                                    ==========   ==========    ==========     ==========    ==========   ==========


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)
________________________________________________________________________________

                                                      Three months ended                         Six months ended
                                                           June 30,                                  June 30,
                                             -------------------------------------     ------------------------------------
                                               2005         2005          2004          2005          2005         2004
                                             ---------     ---------     ---------     ---------     ---------    ---------
                                               (US$ -       (Cdn$)        (Cdn$)        (US$ -        (Cdn$)       (Cdn$)
                                              note 1)                                  note 1)
Cash flows from operating activities:
     Net loss                                $ (15,253)    $ (18,694)    $ (14,072)    $ (29,098)    $ (35,664)   $ (23,236)
                                             ---------     ---------     ---------     ---------     ---------    ---------
     Adjustments for:
         Depreciation and amortization             469           575           499           935         1,145          867
         Unrealized foreign exchange
           gain                                   (441)         (540)         (256)         (525)         (644)         (98)
         Stock-based compensation                1,870         2,292         2,239         2,498         3,062        2,663
         Share of loss in a company
           subject to significant influence        672           824          --           1,288         1,579          --
         Non-controlling interest                 (200)         (245)         --            (383)         (470)         --
         Write-off of leasehold
           improvements and other
           property and equipment                  --           --           1,189           --            --         1,189
         Provision for lease exit
           obligations                             --           --             896           --            --           896
     Changes in operating
       assets and liabilities:
         Restricted cash                           (78)          (96)         --          (6,000)       (7,354)         --
         Amounts receivable under
           collaboration agreement                 --           --            --          11,784        14,443          --
         Sales taxes and
           other receivables                        269          330           794           213           261          522
         Research tax credits receivable           (435)        (533)          808          (662)         (812)         839
         Prepaid expenses and deposits              (73)         (90)       (1,279)         (112)         (138)      (1,883)
         Long-term prepaid expenses
           and deposits                             213          261          (249)         (157)         (193)        (249)
         Deferred revenue                          (671)        (823)         --          (1,654)       (2,027)         --
         Accounts payable
           and accrued liabilities                2,487        3,048         2,036         3,268         4,005        2,227
                                              ---------    ---------     ---------     ---------     ---------    ---------
                                                (11,171)     (13,691)       (7,395)      (18,605)      (22,807)     (16,263)
                                              ---------    ---------     ---------     ---------     ---------    ---------

Cash flows from financing activities:
     Proceeds from issue of common
       shares                                       84          103            758         61,609        75,511       1,282
     Share issue costs                             --           --             --          (4,043)       (4,955)        --
     Repayment of obligations
       under capital lease                         (91)        (112)          (105)         (182)         (223)        (209)
     Repayment of long-term debt                   (52)         (64)           --           (237)         (290)         --
                                             ---------    ---------      ---------     ---------     ---------    ---------
                                                   (59)         (73)           653        57,147        70,043        1,073
                                             ---------    ---------      ---------     ---------     ---------    ---------

Cash flows from investing activities:
     Additions to property and equipment          (366)        (449)       (12,024)         (737)         (903)     (12,256)
     Additions to patent costs                    (277)        (340)          (293)         (398)         (488)        (682)
     Maturity of marketable securities           2,445        2,997          1,998        17,922        21,966       62,725
     Proceeds from disposal of property
       and equipment                                30           37             10            52            65           10
                                             ---------    ---------      ---------     ---------     ---------    ---------
                                                 1,832        2,245        (10,309)       16,839        20,640       49,797
                                             =========    =========      =========     =========     =========    =========


NEUROCHEM INC.
Consolidated Statements of Cash Flows, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)
________________________________________________________________________________

                                                      Three months ended                         Six months ended
                                                           June 30,                                  June 30,
                                             -------------------------------------     ------------------------------------
                                               2005         2005          2004          2005          2005         2004
                                             ---------     ---------     ---------     ---------     ---------    ---------
                                              (US$ -       (Cdn$)        (Cdn$)        (US$ -        (Cdn$)       (Cdn$)
                                              note 1)                                  note 1)


Net (decrease) increase in cash
   and cash equivalents                      (9,398)       (11,519)       (17,051)       55,381        67,876       34,607

Cash and cash equivalents,
   beginning of period                       70,743         86,706         66,369         5,880         7,207       14,869

Effect of unrealized foreign exchange
   gain on cash and cash equivalents            441            540            256           525           644           98
                                          ---------      ---------      ---------     ---------     ---------    ---------
Cash and cash equivalents,
   end of period                          $  61,786      $  75,727      $  49,574     $  61,786     $  75,727    $  49,574
                                          =========      =========      =========     =========     =========    =========

Supplemental cash flow disclosure (note 9)
________________________________________________________________________________


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION:

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at June 30, 2005 and the unaudited statements of operations and deficit and cash flows for the periods ended June 30, 2005 and 2004 reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2004, except as disclosed in notes 2 (b) and
     (c) below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2004.

     Translation of convenience:

     The Company's functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts are converted into US dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2005, which was
     0.8159 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the statements actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.


2.   CHANGES IN ACCOUNTING POLICIES:

     (a) Stock-based compensation:

         Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee and director stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


2.   CHANGES IN ACCOUNTING POLICIES (CONTINUED):

     (a) Stock-based compensation (continued):

         The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee and director stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee and director stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

     (b) Variable Interest Entities:

         On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia's shares ("Innodia holding") meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

     (c) Reimbursable costs:

         Reimbursable costs incurred in connection with the Company's collaboration agreement with Centocor Inc. are included in total revenues and expenses.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


3.   COLLABORATION AGREEMENT:

     The Company recognized $822 and $2,027 of revenue for the three and six-month periods ended June 30, 2005 under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period to obtaining the regulatory approvals of the product.

     As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $7,354 (US$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.


4.   LONG-TERM DEBT:

     During the period ended June 30, 2005, the Company renegotiated its revolving decreasing term credit agreement signed in July 2004. Under the terms of the amended agreement, the maximum authorized credit is reduced by $100 per quarter from June 2005 to March 2007, by $200 per quarter from June 2007 to March 2008 and by $275 per quarter thereafter until June 2009. Previously, the maximum authorized credit was reduced by $175 per quarter throughout the term.


5.   SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL:

     (a) Issued and outstanding share capital:

         The issued and outstanding share capital consists of:



                                                                                 June 30,         December 31,
                                                                                  2005               2004
                                                                                 --------         -----------
                                                                                                   (Audited)
         34,579,393 common shares (December 31, 2004 -
           30,320,419)                                                           $251,664           $175,855
                                                                                 ========           ========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


5.   SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL (CONTINUED):

     (a) Issued and outstanding share capital (continued):

         Changes in the issued and outstanding common shares and additional paid-in capital for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 were as follows:


                                                                                                     Additional
                                                                                                       paid-in
                                                                      Common shares                    capital
                                                               --------------------------           ------------
                                                               Number             Dollars              Dollars
                                                               ------            --------           ------------

         Balance, December 31, 2003 (audited)              29,775,127           $ 173,930              $  --
         Change in accounting for stock options
           (note 2 (a))                                         --                  --                   2,162
         Exercise of stock options:
              For cash                                        545,292               1,490                 --
              Ascribed value from additional
                paid-in capital                                 --                    435                 (435)
         Stock-based compensation                               --                  --                   4,038
                                                           ----------            --------              -------
         Balance, December 31, 2004 (audited)              30,320,419             175,855                5,765

         Issued for cash from public offering (i)           4,000,000              74,495                 --

         Exercise of stock options:
              For cash                                        258,974               1,016                 --
              Ascribed value from additional
                paid-in capital                                 --                    298                 (298)
         Stock-based compensation                               --                   --                  3,062
                                                           ----------            --------              -------
         Balance, June 30, 2005 (unaudited)                34,579,393           $ 251,664              $ 8,529
                                                           ==========            ========              =======


         (i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of US$15.30 per share. The total proceeds of the offering to the Company was $74,495 (US$61,200). Total share issue costs of $4,955 were charged to the deficit.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


5.   SHARE CAPITAL (CONTINUED):

     (b) Agreement to issue shares:

         During the three-month period ended June 30, 2005, the agreement with the Chief Executive Officer to issue to him up to 220,000 common shares upon the execution and achievement of specified performance targets was approved by shareholders and regulators. The Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

     (c) Share option plan:

         Changes in outstanding options granted under the Company's stock option plan for the year ended December 31, 2004 and the six-month period ended June 30, 2005 were as follows:



                                                                                                      Weighted
                                                                                                       average
                                                                                   Number          exercise price
                                                                                ---------          --------------
         Options outstanding, December 31, 2003 (audited)                       2,298,526           $     7.23
         Granted                                                                  797,000                25.65
         Exercised                                                               (545,292)                2.73
         Cancelled or expired                                                    (186,450)                6.90
                                                                                ---------           ----------
         Options outstanding, December 31, 2004 (audited)                       2,363,784                14.51

         Granted                                                                  286,000                22.10
         Exercised                                                               (258,974)                3.93
         Cancelled or expired                                                     (66,325)               13.63
                                                                                ---------           ----------
         Options outstanding, June 30, 2005                                     2,324,485           $    16.65
                                                                                =========           ==========


         During the three-month period ended June 30, 2005, the shareholders approved an amendment to the Company's stock option plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


5.   SHARE CAPITAL (CONTINUED):

     (d) Warrants:

         Outstanding warrants at June 30, 2005 are as follows:


         Warrants                                                Exercise price                      Expiry
         --------                                                --------------                  -------------
         2,800,000                                                    $3.13                          July 2005
         1,200,000                                                    $7.81                      February 2006
         ---------                                                    -----
         4,000,000
         =========

         See subsequent event note 11.


6.   STOCK-BASED COMPENSATION:

     In the three and six-month periods ended June 30, 2005, the Company recorded total stock-based compensation of $851 and $1,621, respectively, related to stock options granted to employees and directors after July 1, 2002 (2004 - $2,239 and $2,663, respectively).

     The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:



                                                                                   June 30,             June 30,
                                                                                     2005                 2004
                                                                                   --------             --------
     Risk-free interest rate                                                        3.86%                3.72%
     Expected volatility                                                              57%                  40%
     Expected life in years                                                             7                    7
     Expected dividend yield                                                          Nil                  Nil
                                                                                    =====                =====

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


6.   STOCK-BASED COMPENSATION (CONTINUED):

     The following table summarizes the weighted average grant-date fair value per share for options granted during the six-month periods ended June 30, 2005 and 2004:


                                                                                                    Weighted
                                                                                                    average
                                                                                Number of          grant-date
                                                                                 options           fair value
                                                                                ---------        -------------
     June 30, 2005                                                                286,000           $ 13.11
     June 30, 2004                                                                612,000           $ 13.18
                                                                                  =======           =======


     Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations.


7.   RELATED PARTY TRANSACTIONS:

     In the period ended June 30, 2005, the Company incurred fees of $1,200 (2004 - $480) under the terms of a management services agreement entered into in March 2003, as amended in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer.

     The Company entered into a lease agreement with a company in which a shareholder has an equity interest. In the period ended June 30, 2005, rental revenue under the agreement amounted to $221 and is included in "other income" on the consolidated statements of operations.

     The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.


8.   LITIGATION:

     In 2002, the Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing has been scheduled for mid-September 2005 by the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


8.   LITIGATION (CONTINUED):

     Immtech has claimed monetary damages which, to date, it has estimated at between US$18 million and US$42 million, which include an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

     The Company has and will continue to vigorously defend itself against the claims brought by Immtech.


9.   SUPPLEMENTAL CASH FLOW DISCLOSURE:



                                                Three months ended                         Six months ended
                                                     June 30,                                  June 30,
                                        ---------------------------------      -----------------------------------
                                         2005         2005         2004         2005          2005         2004
                                        ------       ------       ------      -------       --------     -------
                                        (US$ -       (Cdn$)        (Cdn$)        (US$ -      (Cdn$)       (Cdn$)
                                        note 1)                                  note 1)

     Cash and cash equivalents are
     comprised of:
       Cash balances with banks       $ 1,290       $ 1,581       $ 2,406      $ 1,290      $ 1,581     $ 2,406
       Short-term investments          60,496        74,146        47,168       60,496       74,146      47,168
                                      -------       -------       -------      -------      -------     -------
                                      $61,786       $75,727       $49,574      $61,786      $75,727     $49,574
                                      =======       =======       =======      =======      =======     =======



                                                  Three months ended                      Six months ended
                                                       June 30,                               June 30,
                                                  -------------------                     ----------------
                                                  2005           2004                     2005        2004
                                                  ----           ----                     ----        ----
     Interest and stamping fees paid              $ 85           $ 12                     $220        $ 27
                                                  ====           ====                     ====        ====


     Acquisition of property and equipment and intangibles included in accounts payable and accrued liabilities amounted to $356 as at June 30, 2005 (December 31, 2004 - $916).


10.  COMPARATIVE FIGURES:

     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


11.  SUBSEQUENT EVENT:

     On July 25, 2005, a shareholder exercised a warrant to purchase 2,800,000 common shares for total proceeds of $8,764.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS FOR THE
                 THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2005


The following information should be read in conjunction with the unaudited consolidated financial statements for the six-month period ended June 30, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations as well as the Annual Information Form for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended June 30, 2005, the net loss amounted to $18,694,000 ($0.54 per share), compared to $14,072,000 ($0.47 per share) for the corresponding period last year. For the six-month period ended June 30, 2005, the net loss amounted to $35,664,000 ($1.08 per share), compared to $23,236,000 ($0.77 per share) for the same period last year.

Revenues from collaboration agreement amounted to $822,000 for the current quarter ($2,027,000 for the six-month period) and consist of the revenue earned under the agreement with Centocor, Inc. (Centocor) in respect of Fibrillex(TM). Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to the date the regulatory approvals of the investigational drug product are anticipated. The estimated period is subject to change based on additional information that the Company may receive periodically.

Reimbursable costs revenue amounted to $213,000 for the current quarter ($657,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company does not earn any margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $12,897,000 for the current quarter ($24,862,000 for the six-month period), compared to $7,008,000 for the same period last year ($12,585,000 for the six-month period). The increase is due primarily to expenses incurred in relation to the development of Alzhemed(TM) for the North American Phase III clinical trial and preparation for the European Phase III clinical trial. For the quarter and six-month period ended June 30, 2005, research and development expenses also includes costs incurred to support the on-going Fibrillex(TM) Phase II/III open-label extension study, the on-going Alzhemed(TM) Phase II open-label extension study, as well as on-going drug discovery programs.

Research tax credits amounted to $532,000 this quarter ($941,000 for the six-month period), compared to $309,000 for the corresponding period last year

($621,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is due to higher eligible expenses during the current period.

General and administrative expenses totaled $5,917,000 for the current quarter ($11,082,000 for the six-month period), compared to $4,624,000 for the same quarter last year ($8,589,000 for the six-month period). The increase is attributable to the expansion of the corporate infrastructure to support growth and higher legal fees incurred in respect of the dispute with Immtech International, Inc (Immtech). The expansion of corporate infrastructure includes an increase in operating costs related to the facilities acquired during the second quarter of 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $213,000 for the current quarter ($657,000 for the six-month period) and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $2,292,000 for the current quarter ($3,062,000 for the six-month period), compared to $2,239,000 for the corresponding quarter last year ($2,663,000 for the six-month period). This expense relates to employee and director stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the quarter and six-month period ended June 30, 2005, stock-based compensation also includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004. Regulatory and shareholders' approval were obtained during the current quarter.

Special charges amounted to nil for the quarter and six-month period ended June 30, 2005 compared to $2,085,000 for the quarter and six-month period ended June 30, 2004, and were related to the relocation to facilities acquired from Shire Biochem Inc. in May 2004.

Depreciation and amortization amounted to $575,000 for the current quarter ($1,145,000 for the six-month period), compared to $499,000 for the same quarter last year ($867,000 for the six-month period). The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $133,000 for the current quarter ($254,000 for the six-month period), compared to $24,000 for the same quarter last year ($48,000 for the six-month period). The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in 2004.

Interest income amounted to $633,000 for the current quarter ($884,000 for the six-month period), compared to $253,000 for the same quarter last year ($575,000 for the six-month period). The increase results from higher average cash balances in the current period compared to the same period last year, due to proceeds received from the public offering in March 2005. Refer to the Liquidity and Capital Resources section for details.

Foreign exchange gains amounted to $1,406,000 for the current quarter ($1,632,000 for the six-month period), compared to $1,650,000 for the same quarter last year ($2,091,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily US dollars. The decrease is attributable to lower foreign exchange gains realized in the current quarter compared to the same period last year on the conversion of US dollars into Canadian dollars.

Other income amounted to $296,000 for the current quarter ($347,000 for the six-month period), compared to $85,000 for both the quarter and six-month period ended June 30, 2004. Other income consists of non-operating revenue, such as rental revenue.

Variable interest entities

On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc.'s shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline resulted in the consolidation in the current quarter of a share of loss in a company subject to significant influence of $824,000 ($1,579,000 for the six-month period) and non-controlling interest of $245,000 ($470,000 for the six-month period), in the Consolidated Statement of Operations.

Litigation

In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing has been scheduled by the arbitral tribunal for mid-September 2005.

Immtech has claimed monetary damages which, to date, it has estimated at between a total of US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech.


QUARTERLY RESULTS (UNAUDITED)
(in thousands of Canadian dollars, except per share data)


                                                                                                               NET LOSS PER
                                                                                                             SHARE BASIC AND
QUARTER                                                            REVENUE           NET LOSS                    DILUTED
-------                                                            -------          ----------               -------------
Year ended December 31, 2005

Second                                                               1,035          $(18,694)                   $(0.54)
First                                                                1,649          $(16,970)                   $(0.54)

Year ended December 31, 2004
Fourth                                                                 132          $(15,388)                   $(0.51)
Third                                                                  --           $(13,775)                   $(0.45)
Second                                                                 --           $(14,072)                   $(0.47)
First                                                                  --            $(9,164)                   $(0.31)

Six-month period ended December 31, 2003
Second                                                                 --            $(9,986)                   $(0.34)
First                                                                  --            $(6,787)                   $(0.28)


The increase in quarterly losses is primarily due to additional investments in research and development as the Company's product candidates advance through clinical trials.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2005, the Company had available cash, cash equivalents and marketable securities of $75,727,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the first quarter of 2005 (as described below), net of funds used in operations and in investing activities.

On March 9, 2005, the Company completed a public offering of its common shares in the United States and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Certain funds raised from the share issuance were denominated in

U.S. dollars. The Company maintains a significant U.S. dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its phase III clinical programs. Net proceeds will be used to fund the clinical trials of the Company's product candidates (primarily Alzhemed(TM)), other research and development programs, advancing Fibrillex(TM), working capital and general corporate purposes.

On July 25, 2005, Picchio Pharma Inc. exercised a warrant previously issued pursuant to a July 2002 private placement, generating total proceeds to the Company of $8,764,000 and the issuance of 2,800,000 common shares from treasury.

As at July 31, 2005, the Company had 37,379,393 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,324,485 options granted under the stock option plan and 1,200,000 warrants issued and outstanding.

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD



I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   August 11, 2005


/s/ Mariano Rodriguez
------------------------------
Mariano Rodriguez
Vice President, Finance
and Chief Financial Officer

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD




I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   August 11, 2005

/s/ Dr. Francesco Bellini
------------------------------
Dr. Francesco Bellini
Chairman of the Board
and Chief Executive Officer